Exhibit 99.1

The9 Limited Announces Receipt of Nasdaq Notice of Deficiency

Shanghai, China, April 9, 2018 — The9 Limited (Nasdaq: NCTY) (“The9” or the “Company”), an established Internet company, today announced that it received a notification letter from the Listing Qualifications Department of The Nasdaq Stock Market, Inc. (“Nasdaq”) dated April 4, 2018 indicating that the Company no longer meets the continued listing requirement of minimum Market Value of Listed Securities (“MVLS”) for the Nasdaq Global Market, as set forth in the Nasdaq Listing Rule 5450(b)(2)(A) because the market value of the Company’s securities listed on Nasdaq for the last 30 consecutive business days was below the minimum MVLS requirement of US$50,000,000. Staff notes that the Company also does not meet the requirements of minimum total assets and total revenue of US$50,000,000 each for the most recently completed fiscal year or two of the three most recently completed fiscal years, as set forth in the Nasdaq Listing Rule 5450(b)(3)(A).

Pursuant to Rule 5810(c)(3)(C) of the Nasdaq Listing Rules, the Company has a compliance period of 180 calendar days, or until October 1, 2018 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum MVLS requirement. If at any time during the Compliance Period, the Company’s MVLS closes at US$50,000,000 or more for a minimum of ten consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed. In the event the Company does not regain compliance with Rule 5450(b)(2)(A) prior to the expiration of the compliance period, the Company will receive written notification that its securities are subject to delisting from the Nasdaq Global Market.

The Company’s management is looking into various options available to regain compliance and maintain its continued listing on The Nasdaq Global Market, and is also considering other options, including a potential transfer of its listing of securities to the Nasdaq Capital Market. The Nasdaq Capital Market is a continuous trading market that operates in substantially the same manner as the Nasdaq Global Market where listed companies must meet certain financial requirements and comply with Nasdaq’s corporate governance requirements.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “considers” and similar statements. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, The9’s ability to license, develop or acquire online games that are appealing to users, The9’s ability to retain existing players and attract new players, The9’s ability to anticipate and adapt to changing consumer preferences and respond to competitive market conditions, political and economic policies of the Chinese government, the laws and regulations governing the online game industry, information disseminated over the Internet and Internet content providers in China, intensified government regulation of Internet cafes, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Ms. Connie Sun

Investor Relations Specialist

The9 Limited

Tel: +86 (21) 5172-9990

Email: IR@corp.the9.com

Website: http://www.corp.the9.com/